2003 Annual Report and 10-K

Technology Flavors & Fragrances, Inc.

letter to **Shareholders**



The upcoming year, 2004, marks the Company's 15th anniversary. Starting from the ground floor, we built a solid and viable business in a highly competitive industry:

- TFF today has a diversified, international customer base of more than 500 companies, about 50 of which are Fortune 1000 companies.
- We create and produce more than 1,200 products.
- We boast a library of more than 36,000 proprietary product formulations.

Our tenure has not been without disappointments, such as those we experienced in 2003. Our industry in particular was hard hit during this past year by political and economic uncertainty, which had a profound negative impact on consumer confidence. With consumers reluctant to spend, our customers halted many of our product developments and launches. Nonetheless, despite being buffeted by a number of forces beyond our control, our financial condition remained strong.

During the latter part of 2003, as the economy improved and consumer confidence rebounded from its lows earlier in the year, we focused on developing new and unconventional business strategies that we believe will help boost sales and return the Company to profitability in 2004 and beyond. Such strategies include:

international joint ventures—leveraging our product development technology know-how in forming joint venture partnerships with entities abroad who have strong sales and marketing capabilities in those regions.

strategic alliances—forming a strategic alliance with a technology transfer company intended to locate new and innovative nutraceutical and cosmetic product concepts created and developed by universities and research centers so that we can acquire licenses to these technologies.

expanded sales force—hiring experienced sales personnel in strategic locations in the USA with strong scientific backgrounds.

renewed R&D emphasis—selected hiring of experienced and highly talented research and development personnel in our flavor and fragrance laboratories to develop the increased level of customer demand for new product development projects and to support our expanded sales force.

new financing—seeking external financial support to strengthen our financial position and to assist us in identifying and aggressively pursuing potential strategic acquisitions in our industry; our challenge will be to select only the best, and only those that meet our economic criteria.

Looking ahead, we are energized by the programs we've developed and the opportunities we see. As 2004 unfolds, we are confident that our sound business strategy, dedicated workforce, and commitment to our customers will result in improved operating results for our Company, and I believe all of our shareholders will be rewarded for their patience.

Sincerely,



PHILIP ROSNER
Chairman and CEO

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

(Mark one)

☒ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2003

☐ TRANSITION REPORT UNDER SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ______ to ______

Commission File No. 0-26682

TECHNOLOGY FLAVORS & FRAGRANCES, INC.
(Name of Small Business Issuer in its Charter)

Delaware (State or other Jurisdiction of Incorporation or Organization)	**10 Edison Street East** **Amityville, New York 11701** (Address of Principal Executive Offices)	**11-3199437** (I.R.S. Employer Identification Number)

(631) 842-7600
(Issuer's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:
Common Stock, par value $.01 per share
(Title of Class)

Securities to be registered under Section 12(g) of the Act:
Common Stock, par value $.01 per share
(Title of class)

Name of each exchange on which registered:
American Stock Exchange
Toronto Stock Exchange

Check whether the Issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No ____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

The Issuer's revenues for the fiscal year ended December 31, 2003 were $15,587,285.

The aggregate market value of Registrant's voting stock (Common Stock) held by non-affiliates on March 17, 2004 was approximately $7,157,000 based on the closing sale price of the Common Stock on such date of U.S. $.77 per share, as reported by the American Stock Exchange.

The number of shares outstanding of each class of the issuer's common equity as of March 17, 2004 was:

Class	
Common Stock, par value $0.01 per share	**12,793,773**

Documents Incorporated by Reference: None

Transitional Small Business Disclosure Format: Yes ____ No _X_

TECHNOLOGY FLAVORS & FRAGRANCES, INC.

2003 Annual Report on Form 10-KSB

TABLE OF CONTENTS

PART I

ITEM 1 DESCRIPTION OF BUSINESS

Introduction

Technology Flavors & Fragrances, Inc. creates, develops, manufactures and markets flavors and fragrances that are incorporated by our customers into a wide variety of consumer and institutional products, including natural and artificially flavored beverages, confections, foods, pharmaceuticals, aromatherapy essential oils, perfumes and health and beauty products. We believe our proprietary formulations are currently used in more than 1,200 products sold by more than 500 companies worldwide, approximately 50 of which are Fortune 1,000 companies. Our executive offices, manufacturing, research and development, sales and marketing, and distribution facilities are located in Amityville, New York. We also have sales, marketing and warehouse facilities located in Inglewood, California, Toronto, Canada and Santiago, Chile.

Unless the context otherwise requires, (i) the terms "TFF", "company", "our", "we" or "us" refer to Technology Flavors & Fragrances, Inc., a Delaware corporation, together with its wholly-owned subsidiaries, Technology Flavors & Fragrances, Inc. (Canada), and Technology Flavors & Fragrances S.A. (Chile), and (ii) all references to "dollars" refer to U.S. dollars.

Background

We were incorporated in 1989 under the name "Aroma Globe, Inc." In 1991, we changed our name to "Technology Flavors & Fragrances, Inc." when we acquired the assets and business of another company by that name. Since then, we have expanded our operations primarily through acquisitions of other businesses and internal growth. In 1993, we acquired most of the assets of the Fragrance Division of F&C International Inc. ("F&C Fragrance Division"). The F&C Fragrance Division was engaged in the business of developing, manufacturing, marketing and selling, domestically and internationally, fragrance products for personal care, cosmetic and toiletry, household, industrial and commercial products.

In 1994, we completed concurrent offerings of a total of 5,000,000 shares of our Common Stock, of which (i) 4,670,000 shares were sold to the public in the Canadian Provinces of Ontario and British Columbia at a price of Cdn. $2.00 per share and (ii) 330,000 shares were sold privately in the United States for the equivalent price of U.S. $1.44 per share. In addition, our Common Stock was listed on the Toronto Stock Exchange in 1994. The proceeds of these sales were used to pay debt incurred to acquire the assets of the F&C Fragrance Division.

In 2003, we entered into a joint venture agreement in which the operating results thereof were not material for 2003.

Industry Overview

We believe that changes in consumer buying habits and preferences over the past few years have impacted on the industry as a whole and have contributed to a demand for new and innovative products. We believe that there is a trend toward more natural foods in the marketplace, requiring manufacturers to produce more naturally flavored products. Not only has this translated into a steady shift from artificial to natural ingredients, but we believe it is also placing greater emphasis on producing flavors that more effectively impart "natural" tastes in processed foods. We believe that a growing desire among consumers to adopt a healthier lifestyle is increasing the demand for lighter, healthier foods. This has posed new challenges for us to develop ways of replacing the tastes which are lost when sugar, salt, fat and cholesterol are reduced or eliminated from traditional food preparation.

Another important trend in the industry, we believe, is the growing consumption of processed foods. We believe that more than 80% of the food consumed in the home today is in processed form, with over 1,000 natural and synthetic flavoring agents being used to produce these foods. We believe that as the demand for microwaving products and prepared and frozen convenience foods continues to rise, so, too, will the need for flavor products to counteract the adverse effects of microwaving and freezing.

We believe that the trend towards natural, healthier products also includes soaps, shampoos, cosmetics, detergents, and other cleaning products, air fresheners, and numerous other household items.

Products

Our principal product categories include natural flavors, artificial flavors and fragrances. The five largest end-user categories of our products are beverages, baked goods, confections, cosmetics and soaps and detergents. Our flavor products, produced from our proprietary formulations, are sold primarily to the beverage and food industries. Examples of consumer products containing our flavor products include confections, toothpaste, chewing gums, prepared foods, ice creams, animal feeds, candy, alcoholic and non-alcoholic beverages, poultry, seafood and processed meats.

Areas which we believe currently offer growth opportunities include flavor products to enhance "natural food" products to restore the flavors in non-fat and low fat, sugar, salt and cholesterol foods, and flavor products able to withstand the effects of microwaving and freezing (i.e., convenience foods).

Our fragrance products, produced from our proprietary formulations, are sold primarily to the personal care, cosmetic and toiletry, and household and industrial product industries. Fragrances are used by customers in the manufacture of a wide variety of consumer products such as soaps, detergents, household cleaners, cosmetic creams, lotions and powders, after-shave lotions, deodorants, air fresheners, perfumes, colognes, aromatherapy oils and hair care products.

Marketing

Our marketing strategy principally involves the utilization of direct sales and marketing personnel strategically located in regions in the U.S., Canada and South America and, to a lesser extent, independent sales brokers. Typically, our research and development personnel accompany sales personnel in making sales presentations to new and existing customers. We believe that this strategy has worked effectively to promote our products.

We work in association with existing and potential customers to develop a flavor or fragrance for a new consumer product. During this process, which generally lasts between six and 12 months, we typically present the customer with several samples from our proprietary formulations. Generally, a particular flavor or fragrance formulation is created and produced for one customer.

In the last two years, we have furnished over 10,000 samples to existing and potential customers. The typical lag time between initial sample submissions and when customers place production orders has historically ranged from 6 to 18 months.

Research and Development

Our research and development activities are conducted principally at our Amityville, New York facility. We maintain research and development laboratories as well as applications laboratories, both of which we believe are necessary for the development of high quality flavor and fragrance compounds. Our processed flavor laboratory utilizes amino acids and sugars in a water medium to produce meat, poultry and roasted flavors and aromas. We currently offer new and innovative products developed in this laboratory.

We believe that one of the most fundamental challenges in creating flavor and fragrance formulations, from a technical standpoint, is the development of flavors and fragrances which are able to (i) withstand the rigors of processing, storage and final preparation, and (ii) maintain the integrity of the basic taste and scent characteristics for the useful life of the final product. In the case of certain products, such as perfumes, colognes and frozen foods, the potential shelf life of the product may be a period of up to one year.

During the past several years, the flavor industry has had to respond to new demands by consumers for:

- products with little or no cholesterol, fat, sugar or salt,
- products that withstand microwaving or freezing, and
- products that contain more natural ingredients.

Each of these demands results in taste differences from what consumers have come to expect so that new flavor formulations are necessary to satisfy taste expectations. Consequently, we believe our research and development abilities are increasingly important for flavor products.

We spent $1,628,000 and $1,481,000 in research and development during 2003 and 2002, respectively. We expect our research and development expenses to remain approximately at the year 2003 level during year 2004.

Raw Materials

We utilize a significant number of different raw materials in the preparation of our flavor and fragrance formulations. We devote considerable effort to ensuring that these ingredients remain uniform and consistent over time - a critical process because many of the raw materials we use are inherently unstable or are derived from plants that vary naturally with seasons and crop years. Accordingly, we routinely test and analyze shipments of raw materials for compliance with specifications we set.

We purchase raw materials from numerous suppliers. For the year ended December 31, 2003, our largest supplier provided us with approximately 23% of our raw material requirements. Our three largest suppliers provided us with approximately 40% of our raw material requirements. Although there can be no assurance, we believe that alternate sources of raw materials are available in the event of an interruption in the supply of raw materials from a single supplier.

Seasonality

Historically, our sales tend to be higher in the calendar quarters ending June 30 and September 30, primarily due to higher consumer demand from our beverage customers during those periods. We cannot assure you that the seasonality of our business will not have a material adverse effect on our operations.

Competition

The flavor and fragrance industry is highly fragmented with a few large companies, such as International Flavors & Fragrances, Inc., Haarmann & Reimer Corporation and Firmenich, Inc., competing against many smaller companies. Certain of our competitors have substantially greater financial, marketing and other resources than us. Recently, there have been trends toward increased industry consolidation as companies vertically integrate with suppliers and expand horizontally through acquisitions. The flavor and fragrance industry sells primarily to manufacturers of consumer products. The cost of the flavor or fragrance component of a consumer product typically represents a small portion of the total cost of the consumer product. As a result, in selling our products, we believe that price is not as significant as product performance and customer service. We believe that our competitiveness depends upon our creativity, responsiveness and reliability, as well as the diversity of our customers and products. We expect that we will continue to sell our products to large companies that do not purchase all of their flavor and fragrance products from a single supplier, and to smaller companies that our large competitors choose not to service.

Customers

We believe our products are currently used in more than 1,200 products sold by more than 500 companies worldwide, approximately 50 of which are Fortune 1,000 companies. We work with our customers in the development of specific flavors or fragrances for a particular end product. For the years ended December 31, 2003 and 2002, no one customer accounted for more than 10% of our sales, and our top ten customers accounted for approximately 43% and 46% of our sales, respectively.

Backlog

Customers purchase our products as required, and normally delivery can be made within two to four weeks thereafter. Consequently, backlog is not a significant indicator of the volume of our business over an extended period of time.

Governmental Regulations

Production of many of our products involves the manufacturing of flavors for foods and beverages, the handling of alcohol and the generation, storage, transportation and disposal of hazardous waste. Accordingly, our operations are subject to extensive Federal, state and local laws and regulations relating to such matters, and to the safety and health of our employees and others. Although there can be no assurance, we believe that we currently comply in all material respects with such applicable laws and regulations. In the future, we could be subject to, among other things, sanctions, penalties (including significant fines), and suspension or revocation of required licenses or permits for failure to comply with applicable governmental laws or regulations. Any of these actions could have a material adverse effect on our results of operations in any given year, or materially affect our liquidity or financial condition over a longer period of time. At this time, we are unable to anticipate the impact, if any, that subsequent changes or new interpretations to applicable laws and regulations may have on our business, financial condition or results of operations.

Employees

At March 17, 2004, we had 63 employees, all of whom were employed full-time. Of our total employees, six were employed in management, 10 were employed in administrative and purchasing, nine were employed in sales and marketing, 22 were employed in production and warehousing, 12 were employed in research and development and quality control, and four were employed in customer service. We consider our relationship with our employees to be satisfactory. None of our employees is subject to a collective bargaining agreement.

Proprietary Rights

We consider our flavor and fragrance formulas to be proprietary information and trade secrets. We do not, however, generally rely on patents, copyrights or trademarks to protect our proprietary rights in our flavor and fragrance formulations. There can be no assurance that our current protections will be adequate or that our competitors will not independently develop flavors and fragrances that are substantially equivalent or superior to our flavors and fragrances.

A substantial portion of our technology and know-how are trade secrets. We have a policy of requiring our employees and contractors to protect our proprietary information through written agreements. In addition, we have a policy of requiring our prospective business partners to enter into non-disclosure agreements with us before we reveal any of our proprietary information to them. We cannot assure that the measures taken by us to protect our technology, products and other proprietary information will be adequate. Further, we cannot assure that others will not independently develop substantially equivalent proprietary information and technologies, or otherwise gain access to our trade secrets.

We may be required to take various forms of legal action, from time to time, to protect our proprietary rights. Because of the rapid evolution of technology and uncertainties in intellectual property laws both in the United States and internationally, we cannot assure that our current or future products or technologies will not be subject to claims of infringement. Any litigation regarding claims against us or claims made by us against others could result in significant expense to us, divert the efforts of our technical and management personnel and have a material adverse effect on us, whether or not such litigation is ultimately resolved in our favor. In the event of an adverse result in any such litigation, we may be required to expend significant resources to develop non-infringing products or obtain licenses from third parties. We cannot assure you that we would be successful in such development or that any such licenses would be available on commercially reasonable terms, if at all.

Forward-Looking Statements

Certain statements made herein, including without limitation, statements containing the words "believes," "anticipates," "may," "intends," "expects," and words of similar import constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties, and other factors, which may cause actual company results to differ materially from expectations. Such factors include the following: (i) technological, manufacturing, quality control or other circumstances which could delay the sale or shipment of products; (ii) economic, business, and competitive conditions in the industry and technological innovations which could affect the company's business; and (iii) the company's ability to protect its trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others and prevent others from infringing on the proprietary rights of the company. Certain of these factors are discussed in more detail elsewhere in this Form 10-KSB, including, under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our forward-looking statements speak only as to the date hereof and we do not undertake any obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

ITEM 2 DESCRIPTION OF PROPERTY

Our principal facility is a 35,000-square-foot headquarters and production facility located at 10 Edison Street East, Amityville, New York. In January 2002, the Company purchased the facility (which it had previously leased), transferred it to the Town of Babylon Industrial Development Agency, and then leased the facility from such agency for a term which expires on December 1, 2021. Upon expiration of the lease term, we are entitled to repurchase the facility for a nominal sum. We also occupy a 6,000 square-foot warehouse under a lease which expires in 2006 and a 4,000 square-foot warehouse on a month-to-month lease, both of which adjoin our headquarters and production facility. We also lease sales, warehouse and customer service facilities in Inglewood, California, Toronto, Canada, and Santiago, Chile. We believe that we can renegotiate existing leases as they expire or lease alternative properties on acceptable terms. We believe our current facilities are adequate for our current and anticipated operations.

ITEM 3 LEGAL PROCEEDINGS

We are not a party to any pending legal proceedings which if adversely determined would reasonably be expected to have a materially adverse effect on our business.

ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted during the fourth quarter of the fiscal year covered by this Annual Report on Form 10-KSB, to a vote of security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5 MARKETS FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

American Stock Exchange. Our Common Stock is listed on the American Stock Exchange, or AMEX (Symbol: "TFF"). The following table sets forth the range of high and low closing prices in U.S. Dollars (as reported by the AMEX) for our Common Stock for each calendar quarter from January 1, 2002 through March 17, 2004.

	High	Low
2002		
First Quarter	U.S. $ 1.20	U.S. $ 0.80
Second Quarter	U.S. 1.40	U.S. 0.90
Third Quarter	U.S. 1.18	U.S. 0.95
Fourth Quarter	U.S. 1.08	U.S. 0.87
2003		
First Quarter	U.S. $ 0.94	U.S. $ 0.71
Second Quarter	U.S. 0.86	U.S. 0.72
Third Quarter	U.S. 0.94	U.S. 0.76
Fourth Quarter	U.S. 0.85	U.S. 0.76
2004		
First Quarter (through March 17, 2004)	U.S. $ 0.81	U.S. $ 0.75

The closing price of our Common Stock on the AMEX on March 17, 2004 was U.S. $0.77.

Toronto Stock Exchange. Our Common Stock traded on the Toronto Stock Exchange, or TSE (Symbol: "TFF") from March 28, 1994 through March 27, 2003. The following table sets forth the reported high and low closing prices (as reported by the TSE) for our Common Stock for each calendar quarter from January 1, 2002 through March 27, 2003, in Canadian dollars and translated into U.S. dollars at the exchange rates in effect on the last day of such period.

	High	Low
2002		
First Quarter	Cdn. $2.50 (U.S. $1.58)	Cdn. $1.45 (U.S. $ 0.92)
Second Quarter	Cdn. 1.50 (U.S. 0.99)	Cdn. 1.50 (U.S. 0.99)
Third Quarter	Cdn. 1.50 (U.S. 0.96)	Cdn. 1.50 (U.S. 0.96)
Fourth Quarter	Cdn. 1.50 (U.S. 0.96)	Cdn. 1.50 (U.S. 0.96)
2003		
First Quarter (through March 27, 2003)	Cdn. $1.50 (U.S. $0.96)	Cdn. $1.50 (U.S. $ 0.96)

The closing price of our Common Stock on the TSE on March 27, 2003 was Cdn. $1.50 (U.S. $0.96).

Holders

At March 17, 2004, we had approximately 750 stockholders of record.

Dividends

We have not paid any cash dividends on our Common Stock and we do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends on our Common Stock is at the discretion of the Board of Directors and will depend on, among other things, our operating results, financial condition, capital requirements, contractual restrictions or prohibitions and such other factors as our Board of Directors may deem relevant. In addition, the terms of our $3.0 million revolving credit facility prohibit the payment of cash dividends.

Recent Sales of Unregistered Securities

None.

ITEM 6 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following information for the years ended December 31, 2003 and 2002 has been derived from our audited consolidated financial statements and should be read in conjunction with such statements and the notes thereto included elsewhere in this Annual Report on Form 10-KSB. The information for the year ended December 31, 2001 is derived from the Company's audited consolidated financial statements for the year ended December 31, 2001, which are not included in this Annual Report on Form 10-KSB.

	Years ended December 31,					
	2003		2002		2001	
	(dollar amounts in thousands)					
Net sales	$ 15,587	100.0%	$ 16,767	100.0%	$ 15,721	100.0%
Gross profit	6,226	39.9	7,023	41.9	6,324	40.2
Operating expenses:						
Selling	2,936	18.8	2,763	16.4	2,742	17.4
General and administrative	1,799	11.5	1,753	10.5	2,114	13.4
Research and development	1,628	10.4	1,481	8.8	1,383	8.8
Amortization	195	1.3	195	1.2	215	1.4
Severance, restructuring costs and abandoned merger costs	-	-	-	-	451	2.9
(Loss) income from operations	(332)	2.1	831	5.0	(581)	3.7
Loss on investment	-	-	-	-	(50)	0.3
Interest expense, net	(187)	1.2	(181)	1.1	(135)	0.9
Tax benefit (provision)	5	-	16	0.1	(10)	0.1
Minority interest	(32)	0.2	-	-	-	-
Net (loss) income	(546)	3.5	666	4.0	(776)	5.0

Net sales. Net sales for 2003 decreased by $1,180,000, or 7.0%, to $15,587,000 from $16,767,000 for 2002 due principally to the economic recession which caused a slowdown in customer orders and new product launches, ongoing customer efforts to reduce inventory levels and lost revenues from a certain customer following its acquisition. Net sales increased 6.7% to $16,767,000 in 2002 from $15,721,000 in 2001 due principally to increased volume of business for existing customers of our food and beverage products.

Gross profit. Gross profit, as a percentage of sales, decreased 2.0% to 39.9% on net sales of $15,587,000 for 2003 from 41.9% on net sales of $16,767,000 for 2002 due principally to the impact of lower sales volume, higher manufacturing operating costs due principally to freight, outside contract services and insurance, and to a lesser extent, unfavorable changes in product mix. Gross profit in 2002, as a percentage of net sales, increased 1.7% to 41.9% on net sales of $16,767,000 in 2002 from 40.2% on net sales of $15,721,000 in 2001 due principally to higher gross profit margins on new beverage flavor products and, to a lesser extent, greater efficiencies attributable to higher sales volume.

Operating expenses:

Selling expenses. Selling expenses for 2003 increased by $173,000, or 6.3%, to $2,936,000 from $2,763,000 for 2002 due principally to startup costs relative to our prospective overseas business venture of $120,000 and wages and fringes for a new sales person hired during 2003 of $60,000. Selling expenses of $2,763,000 in 2002 were comparable to the selling expense in 2001 of $2,742,000.

General and administrative expenses. General and administrative expenses for 2003 increased by $46,000, or 2.6%, to $1,799,000 from $1,753,000 for 2002 due principally to retainer fees paid to a mergers and acquisitions consulting firm. General and administrative expense decreased by $361,000, or 17.0%, to $1,753,000 in 2002 from $2,114,000 in 2001 due principally to (a) lower administrative personnel costs of $164,000, including termination of our President and Controller during the later part of 2001, (b) decreased professional and consulting fees of $84,000, (c) decreased bad debt expenses of $120,000, and (d) elimination of rent expense of $40,000 allocated to general and administrative when we purchased our previously rented facilities in January 2002. Such decreases were partially offset by bonuses paid to administrative personnel.

Research and development expenses. Research and development expenses for 2003 increased by $147,000, or 9.9%, to $1,628,000 from $1,481,000 for 2002 due principally to wages and fringe benefits for newly hired lab technicians. Research and development expenses increased by $98,000, or 7.1%, to $1,481,000 in 2002 from $1,383,000 in 2001 due principally to additional hiring of personnel and higher levels of outside laboratory contract services to support the increased level of research and development activities.

Amortization expense. Amortization expenses of $195,000 were the same for both 2003 and 2002. Amortization expense decreased by $20,000 to $195,000 in 2002 from $215,000 in 2001 due principally to lower amortization expenses associated with the Company's revolving credit facility financing.

Total operating expenses. Total operating expenses for 2003 increased by $366,000, or 5.9%, to $6,558,000 from $6,192,000 for 2002 as a result of the factors described above. Total operating costs decreased by $713,000, or 10.3%, to $6,192,000 in 2002 from $6,905,000 in 2001 as a result of the factors described above. Without giving effect to the write-offs of severance, restructuring costs and abandoned merger costs aggregating $451,000 in 2001, total operating costs decreased by $262,000, or 4.1%, in 2002.

Interest expense, net. Interest expense for 2003 increased by $6,000, or 3.3%, to $187,000 due principally to higher levels of outstanding borrowing under our revolving credit facility, partially offset by lower interest rates on our IDA Bond financing. Interest expense, net increased by $46,000 to $181,000 in 2002 from $135,000 in 2001 due principally to the issuance of Industrial Development Agency bonds in January 2002 relative to the purchase of our operating facilities, and to a lesser extent, lower level of borrowing under our 2002 revolving credit facility.

Tax Benefit. Tax benefits for years 2003 and 2002 represent tax refunds received from prior years amended tax returns, partially offset by provisions for state franchise taxes and Federal alternative minimum tax. There were no Federal income tax provisions for 2003 and 2002 since we had available net operating loss carryforwards for which valuation allowances have been recorded. In 2002, we received additional tax refunds of $16,000 from prior years amended tax returns which resulted in a tax benefit for 2002. The tax provision in 2001 principally represents state franchise taxes and Federal alternative minimum tax.

Minority interest. Minority interest in 2003 of $32,000 relates to net income allocated to minority shareholders of our overseas business venture. No such minority interest existed in 2002.

Net (loss)income. Net (loss) income was $(546,000) for 2003 and $666,000 for 2002.

Foreign Operations

Approximately 10% and 7% of our net sales for the years ended December 31, 2003 and 2002, respectively, were derived from sales denominated in foreign currencies, principally in Canada. The effect of foreign currency exchange rate fluctuations on such sales is largely offset to the extent expenses of our international operations are incurred and paid for in the same currencies as those of our sales.

Export Sales

For the years ended December 31, 2003 and 2002, export sales were approximately 30% and 29%, respectively, of total net sales. Our export sales are made to entities located primarily in Canada and Central and South America. Receivables from such foreign sales at December 31, 2003 and 2002 amounted to approximately 53% and 59%, respectively, of total accounts receivable.

Critical Accounting Policies

General: Our discussion and analysis of the Company's financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, inventories and intangible assets. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 to the consolidated financial statements included herein. We believe certain accounting policies related to the valuation of inventories, the allowance for doubtful accounts and the impairment of intangible assets to be critical policies due to the estimation processes involved in each.

Inventory Valuation: Inventories are stated at the lower of cost (first-in, first-out method) or market. We evaluate the need to record adjustments for impairment of inventory on a quarterly basis. Obsolete inventory or inventory in excess of management's estimated usage requirements is written-down to its estimated market value, if less than its cost. Inherent in the estimates of market value are management's estimates related to our future manufacturing schedules, customer demand, and possible alternative uses and ultimate realization of excess inventory.

Allowance for Doubtful Accounts: We evaluate the need to record adjustments to the allowance for doubtful accounts on a quarterly basis. We make estimates of the recoverability of accounts receivable based on customer specific factors as well as our past experience.

Intangible Asset Impairment: In assessing the recoverability of our intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If it is determined that impairment indicators are present and that the assets will not be fully recoverable, their carrying values are reduced to estimated fair value. Impairment indicators include, among other conditions, cash flow deficits, an historic or anticipated decline in revenue or operating profit, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset, and a material decrease in the fair value of some or all of the assets. Changes in strategy and/or market conditions could significantly impact these assumptions, and thus we may be required to record impairment charges for these assets. We adopted SFAS No. 144 effective January 1, 2002, and the adoption of the Statement had no impact on our consolidated financial position or results of operations.

The critical accounting policies described herein and the impact of management's accounting estimates and methodology on our financial statements have been discussed with our Audit Committee.

Liquidity and Capital Resources

Historically, our financing needs have been met through issuance of equity and debt securities and commercial bank loans. In April 2002, we entered into a five-year term Loan and Security Agreement with a lender which replaced the revolving credit facility entered into in 1999. We call this new revolving credit facility the 2002 Credit Facility. The maximum line of credit under the 2002 Credit Facility was initially set at $3,000,000 but may be increased at our option to $4,000,000 at any time through June 30, 2004.

Outstanding borrowings under the 2002 Credit Facility bear interest at a rate equal to a prime lending rate plus one-quarter of a percentage point (4.25% at December 31, 2003). Borrowings under the 2002 Credit Facility are subject to certain eligibility requirements relating to our receivables and inventories. Outstanding borrowings are secured by substantially all of our assets, including our product formulations. We must comply with certain financial and other covenants contained in the Loan and Security Agreement which was amended in October 2003, including maintaining tangible net worth of at least $3,200,000, not exceeding a cash flow loss of $200,000 in 2003 and achieving annual cash flow, as defined, of at least $1.00 for each year thereafter, and incurring expenditures for capital assets of not more than $500,000 for each year, excluding those capital expenditures made from proceeds of the IDA Bonds financing described below. Our subsidiaries have guaranteed our obligations under the 2002 Credit Facility. Borrowings under the 2002 Credit Facility at December 31, 2003 were approximately $1,779,000 and $1,221,000 was available for additional borrowings in accordance with the terms of the 2002 Credit Facility.

In January 2002, we purchased the facility (which we had previously leased) for $1,500,000, transferred it to the Town of Babylon Industrial Development Agency, and then leased the facility from such agency for a term which expires on December 1, 2021. Upon expiration of the lease term, we are entitled to repurchase the facility for a nominal sum. The purchase was financed through the issuance of Industrial Development Agency Revenue Bonds ("IDA Bonds"). The principal amount of the IDA Bonds, $2,200,000, was used to finance the purchase of the building plus closing costs and future expenditures for building improvements and capital equipment. The financing is structured as a monthly variable rate demand revenue bond secured by a letter of credit with Wells Fargo Bank NA. The interest rate for the month of December 2003 was 3.0% per annum, including the letter of credit fee. The interest rate is reset monthly based on market conditions and the IDA Bonds mature in January 2022. In December 2003 and December 2002, we made annual principal installment payments of $80,000 and $70,000, respectively.

At December 31, 2003, our working capital decreased by $539,000, or 15.4%, to $2,950,000 from $3,489,000 at December 31, 2002 due principally to the decrease of escrowed cash from our IDA Bond financing used for the purchase of capital assets and increases in our Revolving Credit Facility.

At December 31, 2003, our contractual cash obligations and commitments relating to our debt obligations and lease payments during the next five years are as follows:

Contractual Obligations	Less than 1-year	1-3 years	4-5 years	Thereafter	Total
Operating leases	$ 114,464	$ 93,055	$ 33,326	$ 1,370	$ 242,215
Capital leases	79,243	81,137	—	—	160,380
2002 Credit Facility (*)	—	—	1,778,840	—	1,778,840
Long-term debt	80,000	170,000	185,000	1,615,000	2,050,000
Total	$ 273,707	$ 344,192	$1,997,166	$1,616,370	$4,231,435

(*) The 2002 Credit Facility matures in April 2007.

We believe that the existing cash balances together with cash generated from operations and amounts available under the 2002 Credit Facility will be sufficient to meet our projected working capital and other cash flow requirements for the foreseeable future.

ITEM 7 FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended December 31, 2003 and 2002 begin on page F-1 of this Annual Report on Form 10-KSB.

ITEM 8 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A CONTROLS AND PROCEDURES

We evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003, pursuant to Exchange Act Rule 15d-15. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to us which is required to be included in our periodic SEC filings. There have been no significant changes in internal controls or in other factors that could significantly affect internal controls during our most recent fiscal quarter.

PART III

ITEM 9 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Information Concerning our Board of Directors and Executive Officers

The following table sets forth certain information, as of March 17, 2004, concerning our directors and executive officers:

Name	Age	Positions with the Company
Philip Rosner	68	Chairman of the Board of Directors and Chief Executive Officer
A. Gary Frumberg	70	Director and Executive Vice President
Joseph A. Gemmo	58	Vice President, Chief Financial Officer, Secretary and Treasurer
Ronald J. Dintemann	60	Vice President Operations
Harvey Farber	63	Senior Vice President-Flavor Division
Sean Deson	40	Director
Werner F. Hiller	67	Director
Irwin D. Simon	45	Director

The business experience of each of the persons listed above for at least the last five years is as follows:

Philip Rosner has been the Chairman of the Board of Directors, President and Chief Executive Officer of our company from its inception 1989 to August 2000 and Chairman and Chief Executive Officer since August 2000. Mr. Rosner has been engaged in the flavor and fragrance industry for over 48 years. Prior to 1989, Mr. Rosner was the President of Globe Extracts, Inc. and for 15 years before that, was President of Felton Worldwide, Inc., both of which produced and marketed flavors and fragrances.

A. Gary Frumberg has been a Director and an Executive Vice President of our company since 1989. Prior to 1989, Mr. Frumberg served as Vice President-International Sales of Felton Worldwide, Inc.

Joseph A. Gemmo has been Vice President and Chief Financial Officer of our company since August 1996 and Secretary and Treasurer since June 1998. From January 1994 to April 1996, Mr. Gemmo was the Chief Financial Officer of Bio-Botanica, Inc., a developer and manufacturer of herbal extracts. From 1989 to 1994, Mr. Gemmo was Chief Financial Officer of General Aerospace Materials Corp.

Ronald J. Dintemann has been Vice President-Operations of our company since 1989 after serving as Vice President-Operations of Globe Extracts, Inc. for two years.

Harvey Farber has been Senior Vice President-Flavor Division of our company since October 1997. From October 1995 through October 1997, Mr. Farber was Senior Vice President-Flavor Development of our company. Before Mr. Farber joined our company, he was the Vice President-Flavor Development at J. Manheimer Inc. for 12 years.

Sean Deson has been a Director of our company since June 1998. Mr. Deson is currently the Managing Partner of Deson Ventures, a private equity investment firm. Prior thereto, Mr. Deson was a Senior Vice President in the Investment Banking Division of Donaldson, Lufkin & Jenrette Securities Corporation, or DLJ. Mr. Deson served in various capacities at DLJ since 1990, primarily as an advisor, financier and investor. Mr. Deson also serves as the interim Chief Executive Officer and is a member of the Board of Directors of ActiveWorlds, Inc., a company quoted on the OTC Bulletin Board, SystemsFusion, Inc., Fastxchange and Liquidxs.

Werner F. Hiller has been a Director of our company since June 1998. Since 1996, Mr. Hiller has been a consultant to General Spice Companies, a division of ConAgra, and previously served as the President of General Spice Companies from 1990 to 1996. Mr. Hiller also was the co-founder of General Spice Companies, and from 1965 to 1990, he served as its Executive Vice President and Treasurer.

Irwin D. Simon has been a Director of our company since June 1998. Mr. Simon has been the Chairman, President and Chief Executive Officer of The Hain Celestial Group, Inc., a natural and specialty foods company listed on NASDAQ, since May 2000, and President and Chief Executive Officer of The Hain Food Group, Inc. from 1993 to May 2000. Prior to 1993, Mr. Simon spent 15 years in various sales and marketing positions, including Vice President of Marketing of Slim-Fast Foods Company, and Eastern Regional Director of Haagen-Dazs Shops, a division of Grand Metropolitan, PLC.

All of our directors serve for a one year term ending at the next annual meeting of stockholders or until their respective successors are duly elected and qualified. Officers serve at the discretion of the Board of Directors, subject to rights, if any, under their contracts of employment. There are no family relationships among our directors and executive officers.

We maintain a $1,000,000 key man life insurance policy on the life of Philip Rosner, our Chairman and Chief Executive Officer, in which we are the beneficiary.

There is no family relationship between any director or executive officer of the Company and any other director or executive officer of the Company.

Meetings of the Board of Directors and Committees

Our business affairs are managed under the direction of the Board of Directors. Members of the Board of Directors are informed about our affairs through presentations, reports and documents distributed to them, through operating and financial reports routinely presented at meetings of the Board of Directors and committee meetings and through other means. Our directors not only attend meetings of the Board of Directors but also have personal meetings and other communications, including telephone contact, with management.

Board Committees

Our Board of Directors has an Executive Committee, an Audit Committee and a Compensation Committee. Members of these Committees are appointed by the Board of Directors each year.

Executive Committee. The Executive Committee of the Board of Directors may exercise, except when the Board of Directors is in session and to the extent permitted by the General Corporation Law of the State of Delaware, all of the powers of the Board of Directors in the management of the affairs of our Company. The current members of the Executive Committee are Messrs. Rosner, Deson and Hiller.

Audit Committee. The Audit Committee recommends to the Board of Directors the firm to be selected each year as independent auditors of our financial statements and to perform services related to such audit. The Audit Committee also has responsibility for:

- reviewing the scope and results of the audit with the independent auditors,
- reviewing our financial condition and results of operations with management,
- considering the adequacy of the internal accounting, bookkeeping and control procedures, and
- reviewing any non-audit services and special engagements to be performed by the independent auditors and considering the effect of such performance on the auditors' independence.

The current members of the Audit Committee are Messrs. Deson and Hiller and both are independent directors and are financial experts based on their past business experiences as disclosed in ITEM 9 of this Form 10-KSB.

Compensation Committee. The Compensation Committee recommends to the Board of Directors the compensation to be paid to our executive officers and other key personnel, reviews new or existing employee compensation programs and periodically reviews management perquisites and other benefits. The current members of the Compensation Committee are Messrs. Hiller and Simon.

We have not established a nominating committee and/or a corporate governance committee, however, we believe that the nomination of directors and other issues normally considered by these committees can be effectively managed by the Board of Directors due to its composition, or by the Audit Committee.

Director Compensation

During 2002, each of our non-employee directors was paid a $10,000 annual fee plus $500 for each formal meeting attended. Effective January 1, 2003, the annual fee for each outside Director was increased from $10,000 to $20,000, and each director continues to receive $500 for each formal Board meeting actually attended. Alternatively, an outside director may, at his option and in lieu of such cash remuneration, elect to receive a non-qualified stock option grant for such earned fees. In addition, directors are reimbursed for reasonable expenses actually incurred in connection with attending each formal meeting of the Board of Directors or any committee thereof. Our outside directors currently are Messrs. Deson, Hiller and Simon.

Statement of Corporate Governance Practices

We are organized under the laws of the State of Delaware, and therefore subject to that State's laws and principles of corporate governance. We are of the opinion that our approach to corporate governance is in compliance in all material respects with Delaware law and the principles of the TSE Report.

Unrelated Directors

We believe that three of our five directors (i.e., Messrs. Deson, Hiller and Simon) are unrelated. We believe that the number of unrelated directors is appropriate for the effective operations of the company.

The Board of Directors has no formal policy setting out which specific matters must be brought by the Chief Executive Officer or management to the Board of Directors for approval, although generally all material transactions are presented by management for approval by the Board of Directors.

Response to Stockholders

Management is available to stockholders to respond to questions and concerns. The Board of Directors believes that management is generally responsive to the inquiries of stockholders and others interested in our company.

Expectations of Management

The Board of Directors works closely with members of management. The Board's access to information relating to our operations, through membership on the Board of several key members of management and, as necessary, attendance by other members of management at the request of the Board, are important elements to the effective and informed functioning of the Board of Directors.

The Board of Directors expects our management to take the initiative in identifying opportunities and risks affecting our business and finding means to deal with such opportunities and risks for the benefit of our stockholders.

Compliance With Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that our directors and executive officers and persons who beneficially own more than 10% of our Common Stock (collectively, the "Reporting Persons") file with the Securities and Exchange Commission (the "Commission") (and, if such security is listed on a national securities exchange, with such exchange) various reports as to their ownership of and activities relating to such Common Stock. Such Reporting Persons are required by Commission regulations to furnish us with copies of all Section 16 (a) reports they file. Based solely upon a review of copies of Section 16(a) reports and representations received by us from Reporting Persons, and without conducting any independent investigation of our own, in 2003, all Forms 3, 4 and 5 were timely filed with the Commission by such Reporting Person.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our Chief Executive Officer and Chief Financial Officer. Our Code of Business Conduct and Ethics is posted on our website, www.tffi.com, under the "Corporate Responsibility—Corporate Governance" caption. We intend to disclose on our website any amendments to, or waiver of, a provision of the Code of Business Conduct and Ethics that applies to our Chief Executive Officer and our Chief Financial Officer.

ITEM 10 EXECUTIVE COMPENSATION

The following summary compensation table sets forth the aggregate compensation paid to or earned by our Chairman of the Board and Chief Executive Officer and the other four most highly compensated executive officers of our company (other than the Chairman of the Board and Chief Executive Officer) whose total annual salaries and bonuses exceeded $100,000 for the year ended December 31, 2003 (the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

		Annual Compensation			Awards: Securities Underlying Options/SARs
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	
Philip Rosner	2003	$275,000	$20,000(2)	$20,826	—
Chairman of the Board and Chief Executive	2002	243,338	60,000(3)	8,424	—
Officer	2001	231,750	4,457	8,424	200,000(4)
A. Gary Frumberg	2003	250,000	6,500(2)	9,755	—
Director and Executive Vice President	2002	224,952	30,000(3)	10,692	—
	2001	214,240	4,120	10,692	150,000(5)
Harvey Farber	2003	183,600	—	4,201	—
Senior Vice President-Flavor Division	2002	174,825	12,000	3,437	25,000(6)
	2001	160,500	3,202	3,437	—
Ronald J. Dintemann	2003	159,500	—	12,499	—
Vice President-Operations	2002	151,842	11,000	12,329	25,000(6)
	2001	144,612	2,781	12,329	—
Joseph A. Gemmo	2003	159,500	—	5,897	—
Vice President, Chief Financial Officer,	2002	146,219	11,000	6,313	—
Secretary and Treasurer	2001	139,256	2,678	6,313	50,000(7)

(1) Represents expenses in connection with the personal use of company automobiles and life insurance policies on the life of such executive.

(2) Represents bonuses paid to Messrs. Rosner and Frumberg approved by the Board of Directors for the purpose of paying down certain notes owed to the Company.

(3) Represents bonuses paid pursuant to our Management Incentive Plan plus additional bonuses of $40,000 and $13,000 paid to Messrs. Rosner and Frumberg, respectively, approved by our Board of Directors for the purpose of paying down certain notes owed to the Company.

(4) Represents five-year stock options to purchase 100,000 shares of our Common Stock granted in May 2001 under our 1999 Stock Option Plan at an exercise price of $1.10 per share and 100,000 shares of our Common Stock granted in October 2001 under our 1999 Stock Option Plan at an exercise price of $.88 per share.

(5) Represents five-year stock options to purchase 50,000 shares of our Common Stock granted in May 2001 under our 1999 Stock Option Plan at an exercise price of $1.10 per share and 100,000 shares of our Common Stock granted in October 2001 under our 1999 Stock Option Plan at an exercise price of $.88 per share.

(6) Represents ten-year stock options to purchase 25,000 shares of our Common Stock granted in May 2002 under our 1999 Stock Option Plan at an exercise price of $1.05 per share.

(7) Represents ten-year stock options to purchase 50,000 shares of our Common Stock granted in May 2001 under our 1996 Stock Option Plan at an exercise price of $1.00 per share.

Stock Option Grants in 2003

The following table sets forth certain information concerning individual stock option grants during the year ended December 31, 2003 to the Named Executive Officers.

Name	Number of Securities Underlying Options/SARs Granted	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date
None				

Aggregate Stock Option Exercises in 2003 and 2003 Year-End Stock Option Values

The following table provides certain information concerning each exercise of stock options during the year ended December 31, 2003 by each of the Named Executive Officers and the year-end value of unexercised stock options. The stock options listed below were granted without tandem stock appreciation rights. We have no freestanding stock appreciation rights outstanding.

Name	Number of Shares Acquired on Exercise	Value Realized ($)	Number of Unexercised Options at December 31, 2003 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2003 Exercisable/Unexercisable (1)
Philip Rosner	-	-	233,333/66,667	$—/$—
A. Gary Frumberg	-	-	150,000/100,000	—/—
Harvey Farber	-	-	72,000/33,000	—/—
Ronald J. Dintemann ..	-	-	112,000/33,000	16,500/—
Joseph A. Gemmo	-	-	178,667/41,333	—/—

(1) Value of unexercised "in-the-money" options is equal to the difference between the closing per share price of our Common Stock on the AMEX at December 31, 2003 ($ .80) and the option exercise price per share multiplied by the number of shares subject to options.

Employment Agreements

In May 2002, we entered into three-year employment agreements with each of the Company's five Named Executive Officers containing terms and conditions which are, except for the respective amounts of salary compensation, substantially similar. The employment agreements provide for the respective annual base salaries for each Named Executive Officer, as in effect as of the date of his employment agreement, which may be increased by the Board of Directors at any time, and that each such officer shall be entitled to bonuses or other forms of incentive compensation pursuant to the Company's Management Incentive Plan subject to the discretion of the Board of Directors. The employment agreements contain, among other things, customary noncompetition and confidentiality provisions. Under the employment agreements, each Named Executive Officer is also entitled to (i) participate in all fringe benefit programs provided by the Company to its executive officers and (ii) provision of an automobile with a lease value of up to $900 per month and reimbursement for related automotive expenses in accordance with the Company's requirements and established practices. Effective January 1, 2003, the annual base salary for each Named Executive Officer was increased to the following amounts: Philip Rosner, Chairman and Chief Executive Officer, $275,000; A. Gary Frumberg, Executive Vice President, $250,000; Harvey Farber, Senior Vice President-Flavor Division, $183,600; Ronald J. Dintemann, Vice President Operations, $159,500; and Joseph A. Gemmo, Vice President and Chief Financial Officer, $159,500.

If the Company terminates a Named Executive Officer's employment before expiration of the respective employment agreement term without Cause (as defined), such officer will be entitled, as severance, to the ongoing payment of his salary for the entirety of the portion of the term which remains after the termination date. Also, the Company shall continue, at its expense, to provide such terminated officer with all medical benefits for the remainder of the employment agreement term.

For purposes of the employment agreements, "Cause" would exist if a Named Executive Officer (i) willfully or repeatedly fails in any material respect to satisfactorily perform his duties and obligations as provided in the employment agreement; (ii) has been convicted of a crime or has entered a plea of guilty or nolo contendere with respect thereto; (iii) has committed any act in connection with his employment which involved fraud, gross negligence, misappropriation of funds, dishonesty, disloyalty, breach of fiduciary duty or any other misconduct injurious to the Company or any affiliate thereof; (iv) has engaged in any conduct which in the Company's reasonable determination is likely to adversely affect in any material respect the reputation or public image of the Company or any affiliate thereof; (v) has breached any of the restrictive covenants contained in the employment agreement regarding noncompetition, nonsolicitation of customers or suppliers, or nondisclosure of information; or (vi) has materially breached his employment agreement in any manner other than those set forth above.

If prior to the expiration of an employment agreement term, but following or in connection with, as a result of or in anticipation of a Change of Control (as defined) of the Company or Potential Change of Control (as defined) of the Company, a Named Executive Officer's employment is terminated by the Company without Cause or by such officer for Good Reason (as defined), the Company shall pay the officer as severance in a lump sum within 30 days after the termination date (i) all amounts of his salary for the entirety of the portion of the term which remains after the termination date and (ii) an amount equal to six months' salary. In addition, the Company shall, at its expense, continue to provide such officer with all medical benefits for the remainder of the employment agreement term.

For purposes of the employment agreements, "Good Reason" means the occurrence (without such officer's prior consent) of any one of several acts, or failures to act, including: (i) assignment to the officer of any responsibilities inconsistent with his most significant position(s) as an executive officer of the Company held during the 180-day period immediately preceding any related Potential Change in Control or a substantial adverse alteration of such officer's position or title(s) with the Company; (ii) a reduction in the officer's annual base salary; (iii) certain relocations of the Company's principal executive offices; and (iv) a material failure by the Company to comply with the employment agreement.

1993 Stock Option Plan

In November 1993, we adopted, and the stockholders approved, the 1993 Stock Option Plan pursuant to which we may grant to our employees options to purchase up to 500,000 shares of our Common Stock. The options granted under the 1993 Stock Option Plan may be exercised during the ten-year period after they are granted at an exercise price equal to the mean between the high and low selling prices of our Common Stock on the AMEX on the date of the grant. Options granted to any person who beneficially owns 10% or more of our Common Stock may not be exercised after the fifth anniversary of the date of the grant and must be granted at an exercise price equal to 110% of the market price at the date of the grant. In May 1999, our Board of Directors terminated the 1993 Stock Option Plan for the purpose of granting additional stock options. Termination of the 1993 Stock Option Plan will not affect options that were granted prior to the termination date.

As of March 17, 2004, options to purchase an aggregate of 412,000 shares of our Common Stock were outstanding under the 1993 Stock Option Plan.

1996 and 1999 Stock Option Plans

In October 1996, our Board of Directors adopted, and the stockholders approved, the 1996 Stock Option Plan. In May 1999, our Board of Directors adopted, and in June 1999, the stockholders approved, the 1999 Stock Option Plan.

The maximum number of shares of our Common Stock that may be subject to options under each of the 1996 and 1999 Stock Option Plans may not exceed an aggregate of 1,000,000 shares. This number may be adjusted in certain events, such as a stock split, reorganization or recapitalization. Our employees (including officers and directors who are employees) and employees of our company's subsidiaries are eligible for the grant of incentive options under the 1996 and 1999 Stock Option Plans. Directors who are not employees are not eligible to receive incentive stock options, but may receive non-qualified options. Options may also be granted to other persons, provided that such options are non-qualified options. In the event of incentive options, the aggregate fair market value of our Common Stock with respect to which such options become first exercisable by the holder during any calendar year cannot exceed $100,000. This limit does not apply to non-qualified options. To the extent an option that otherwise would be an incentive option exceeds this $100,000 threshold, it will be treated as a non-qualified option.

In the case of an incentive option, the exercise price cannot be less than the fair market value (as defined in the 1996 and 1999 Stock Option Plans) of our Common Stock on the date the option is granted and, if an optionee is a stockholder who beneficially owns 10% or more of our outstanding Common Stock, the exercise price of incentive options may not be less than 110% of the fair market value of our Common Stock. The term of an option cannot exceed ten years and, in the case of an optionee who owns 10% or more of the outstanding Common Stock, cannot exceed five years.

The 1996 and 1999 Stock Option Plans will terminate automatically and no options may be granted more than ten years after the dates the 1996 and 1999 Stock Option Plans, respectively, were approved by our Board of Directors. The 1996 and 1999 Stock

Option Plans may be terminated at any prior time by the Board of Directors. Termination of the 1996 and 1999 Stock Option Plans will not affect options that were granted prior to the termination date.

As of March 17, 2004, options to purchase an aggregate of 960,629 and 890,000 shares of our Common Stock were outstanding under the 1996 and 1999 Stock Option Plans, respectively, and an aggregate of 123,288 shares were reserved for the future issuance of stock options.

Management Incentive Plan

In 2003 and 2002, we had in effect a management incentive plan for corporate officers and key management employees for the purpose of awarding cash and stock bonuses based on the achievement of certain predetermined goals. These goals are established for each participant in the plan and are set by our Compensation Committee prior to the beginning of the year. These goals are based on a participant's performance and may relate to a variety of factors reflecting our objectives and performance and a participant's ability to contribute to the overall success of our company within the context of the purposes of the plan, our business plan and the aspects of our business which the participant's duties involve.

Bonuses awarded pursuant to the plan are based on a percentage of each participant's base salary and the overall performance of our company during the year. However, the amount of any award to a participant for any year shall not exceed 50% of the participant's base salary, in the case of a participant who is a corporate officer of our Company, or 25% of base salary, in the case of a participant who is a key management employee. Further, if the aggregate amount of all awards under the plan exceeds 10% of our net income for a particular year, each award shall be proportionately reduced so that the aggregate amount of all such awards does not exceed 10% of our net income for the year.

ITEM 11 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of March 17, 2004 regarding the beneficial ownership of our Common Stock by (a) each person known by us to own beneficially more than 5% of our Common Stock, (b) each of our directors, (c) each of our Named Executive Officers, and (d) all of our executive officers and directors as a group (eight persons):

Name	Number of Shares Beneficially Owned (1)		Percentage Beneficially Owned
Philip Rosner (2)	2,342,342	(3)(4)	18.0%
A. Gary Frumberg (2)	1,484,674	(5)	11.4%
Richard R. Higgins	750,000		5.9%
Sean Deson (2)	327,565	(6)(7)(8)	2.5%
Werner F. Hiller (2)	297,318	(6)(8)(9)(10)	2.3%
Irwin D. Simon (2)	216,667	(6)(8)(9)	1.7%
Ronald J. Dintemann (2)	143,444	(11)(12)	1.1%
Harvey F. Farber (2)	91,933	(12)(13)	(*)
Joseph A. Gemmo (2)	204,433	(14)	1.6%
All directors and executive officers as a group (eight persons)	5,108,376		35.5%

(*) Less than 1%

(1) As used in this table, a beneficial owner of a security includes any person who, directly or indirectly, through contract, arrangement, understanding, relationship or otherwise has or shares (i) the power to vote, or direct the voting of, such security or (ii) investment power which includes the power to dispose or to direct the disposition of such security. In addition, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days of the date shown above.

(2) The business address of each of Messrs. Rosner, Frumberg, Dintemann, Farber and Gemmo is c/o Technology Flavors & Fragrances, Inc., 10 Edison Street East, Amityville, New York 11701. The business address of Mr. Deson is c/o Deson Ventures, 112 Baypoint Drive, San Rafael, CA 94901. The business address of Mr. Hiller is 248 Locha Drive, Jupiter, Fl 33458. The business address of Mr. Simon is c/o The Hain Celestial Group, Inc., 58 South Service Road, Melville, NY 11747.

(3) Includes five-year options to purchase an aggregate of 233,333 shares of our Common Stock granted to Mr. Rosner in June 1999, May 2001 and October 2001 which are fully vested and excludes options to purchase 66,667 shares of our Common Stock that have not yet vested. Such unvested options will vest in 2004.

(4) Includes 36,438 shares of our Common Stock owned by Mr. Rosner's wife. Mr. Rosner disclaims beneficial ownership of the shares owned by his wife.

(5) Includes five-year options to purchase an aggregate of 200,000 shares of our Common Stock granted to Mr. Frumberg in June 1999, May 2001 and October 2001 which are fully vested and excludes options to purchase 50,000 shares of our Common Stock that have not yet vested. Such unvested options will vest in 2004.

(6) Includes ten-year options to purchase 100,000 shares of our Common Stock granted to each of Messrs. Deson, Hiller and Simon in June 1999 which are fully vested.

(7) Includes ten-year options to purchase 200,000 shares of our Common Stock granted to Mr. Deson in June 1998 and an aggregate of 10,898 shares granted in 1999 which are fully vested.

(8) Includes ten-year options to purchase 16,667 shares of our Common Stock granted to each of Messrs. Deson, Hiller and Simon in May 2002 which are fully vested and excludes options to purchase 33,333 shares of our Common Stock to each that have not yet vested. Of such unvested options, options to purchase 16,667 shares will vest in 2004 and 16,666 shares will vest in 2005.

(9) Includes ten-year options to purchase 100,000 shares of our Common Stock granted to each of Messrs. Hiller and Simon in January 1998 which are fully vested.

(10) Includes ten-year options to purchase 6,731 shares of our Common Stock granted to Mr. Hiller in April 1999 which are fully vested.

(11) Includes ten-year options to purchase an aggregate of 116,000 shares of our Common Stock granted to Mr. Dintemann in April 1994, June 1997 and April 1999 which are fully vested and excludes options to purchase 4,000 shares that have not yet vested. Such unvested options will vest in 2004.

(12) Includes ten-year options to purchase 8,333 shares of our Common Stock granted to each of Messrs. Dintemann and Farber in May 2002 which are fully vested and excludes options to purchase 16,667 shares of our Common Stock to each that have not yet vested. Of such unvested options, options to purchase 8,333 shares will vest in 2004 and 8,334 shares will vest in 2005.

(13) Includes ten-year options to purchase an aggregate of 76,000 shares of our Common Stock granted to Mr. Farber in January 1996, February 1997 and April 1999 which are fully vested and excludes options to purchase 4,000 shares that have not yet vested. Such unvested options will vest in 2004.

(14) Includes ten-year options to purchase an aggregate of 199,333 shares of our Common Stock granted to Mr. Gemmo in February 1997, December 1997, April 1999 and May 2001 which are fully vested and excludes options to purchase 20,667 shares that have not yet vested. Such unvested options will vest in 2004.

Equity Compensation Plan Information

The following table sets forth information about our Common Stock as of December 31, 2003 that may be issued upon exercise of options, warrants and other rights under our equity compensation plans as of December 31, 2003. All of our equity compensation plans have been approved by our stockholders.

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Shares Remaining Available for Future Issuance under Equity Compensation Plans (excluding shares reflected in column [a]) (c)
Equity compensation plans approved by shareholders	2,262,629	$1.16	123,288
Equity compensation plan not approved by shareholders	—	—	—
Total	2,262,629	$1.16	123,288

ITEM 12 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 2003 and 2002, we sold flavor products to The Hain Celestial Group, Inc. ("Hain") and/or their designated co-packer. Irwin D. Simon, a director of our company, is the Chairman, President and Chief Executive Officer of Hain. Our sales to Hain totaled approximately $1,003,000 in 2003 and $982,000 for 2002. We believe such sales were made on arms-length terms and conditions and at competitive prices.

The following table sets forth certain information regarding loans made by us to our directors and executive officers which were outstanding as of December 31, 2003. The notes bore interest based at a bank's prime rate through December 31, 2000 (non-interest bearing thereafter) and are due in annual installments through April 1, 2004. In March 2004, the Board of Directors amended the notes to change the final installment date from April 1, 2004 to April 1, 2005. As of March 17, 2004, the aggregate indebtedness owed to us under these loans was $53,047, including accrued interest through December 31, 2000. These loans are secured by Common Stock that is owned by Messrs. Rosner and Frumberg.

Table of Indebtedness of Directors and Executive Officers of Company

Name and Principal Position	Involvement of Issuer	Amount Outstanding as of December 31, 2003[1]	Amount Outstanding as of March 17, 2004[1]
Philip Rosner, Chairman of the Board and Chief Executive Officer	Lender	$38,973	$38,973
A. Gary Frumberg, Director and Executive Vice President	Lender	14,074	14,074

[1] Includes accrued interest through December 31, 2000.

In 2003 and 2002, we sold fragrance products to Scent-A-Vision, Inc., a company owned by Ms. Sharon Christie who is the spouse of Mr. Philip Rosner, our Chairman and Chief Executive Officer. Our sales to Scent-A-Vision for years 2003 and 2002 were approximately $109,000 and $113,000, respectively, which we believe were competitive with other available sources for such fragrance products.

ITEM 13 EXHIBITS AND REPORTS ON FORM 8-K.

(a) The exhibits listed below are filed as part of this Annual Report on Form 10-KSB.

Exhibit Number	Document
3.1	Certificate of Incorporation and By-Laws (A).
4.1	Form of Certificate Representing Share of Common Stock (A).
10.1	1993 Stock Option Plan (A).
10.2	1996 Stock Option Plan (incorporated by reference from our 1996 definitive proxy statement with respect to our 1996 Annual Meeting of Stockholders, held October 30, 1996, as filed with the Commission on September 25, 1996).
10.3	1999 Stock Option Plan (incorporated by reference from our 1999 definitive proxy statement with respect to the 1999 Annual Meeting of Stockholders, held June 24, 1999, as filed with the Commission on May 28, 1999).
10.4	Promissory Note of Philip Rosner issued to us, dated March 15, 1999 (filed as Exhibit 10.25 to Form 10-KSB, Annual Report of our company for the year ended December 31, 1998 and incorporated herein by reference).
10.5	Stock Pledge Agreement, dated March 15, 1999, between us and Philip Rosner (filed as Exhibit 10.26 to Form 10-KSB, Annual Report of our company for the year ended December 31, 1998 and incorporated herein by reference).
10.6	Promissory Note of A. Gary Frumberg issued to us, dated March 15, 1999 (filed as Exhibit 10.27 to Form 10-KSB, Annual Report of our company for the year ended December 31, 1998 and incorporated herein by reference).

Exhibit 31.1

CERTIFICATION PURSUANT TO
RULE 13a-14 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES - OXLEY ACT OF 2002

I, Philip Rosner, Chairman and Chief Executive Officer of Technology Flavors & Fragrances, Inc. (the "Registrant") certify that:

1. I have reviewed this annual report on Form 10-KSB for the year ended December 31, 2003 of the Registrant;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and,

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report.

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] for the Registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and any material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 17, 2004

/s/ Philip Rosner
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
RULE 13a-14 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES - OXLEY ACT OF 2002

I, Joseph A. Gemmo, Chief Financial Officer of Technology Flavors & Fragrances, Inc. (the "Registrant") certify that:

1. I have reviewed this annual report on Form 10-KSB for the year ended December 31, 2003 of the Registrant;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and,

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report.

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] for the Registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's fourth quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and any material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 17, 2004

/s/ Joseph A. Gemmo
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Technology Flavors & Fragrances, Inc. (the "Company") on Form 10-KSB for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Philip Rosner, Chairman and Chief Executive Officer certify, to the best of my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002:

1. The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 17, 2004

/s/ Philip Rosner
Chairman and Chief Executive Officer

NOTE: A signed original of this certification has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Technology Flavors & Fragrances, Inc. (the "Company") on Form 10-KSB for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joseph A. Gemmo, Chief Financial Officer certify, to the best of my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act, Of 2002:

1. The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934; as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 17, 2004

/s/ Joseph A. Gemmo
Chief Financial Officer

NOTE: A signed original of this certification has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.1

WRITTEN STATEMENT

OF

CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

The undersigned hereby certify that the Annual Report on Form 10-KSB for the year ended December 31, 2003 filed by Technology Flavors & Fragrances, Inc. with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the issuer.

Dated: March 17, 2004

/s/ Philip Rosner
Philip Rosner
Chairman and Chief Executive Officer

Dated: March 17, 2004

/s/ Joseph A. Gemmo
Joseph A. Gemmo
Vice President and Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of
Technology Flavors & Fragrances, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Technology Flavors & Fragrances, Inc. and Subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion..

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Technology Flavors & Fragrances, Inc. and Subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ BDO SEIDMAN, LLP

Melville, New York
March 4, 2004

Technology Flavors & Fragrances, Inc.
Consolidated Balance Sheets

	At December 31, 2003	At December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 105,168	$ 99,233
Cash held in escrow (Note 3)	7,197	187,074
Receivables (Note 4)	3,121,704	2,972,183
Inventories (Note 5)	3,799,534	3,408,973
Prepaid expenses and other current assets	116,968	192,455
Total current assets	7,150,571	6,859,918
Fixed assets, net (Note 6)	2,235,716	2,216,148
Intangible assets, net (Note 7)	283,771	445,925
Other assets	668,104	458,608
Notes receivable from related parties (Note 8)	53,047	77,520
Total assets	$ 10,391,209	$ 10,058,119
LIABILITIES		
Current liabilities:		
Accounts payable	$ 1,812,247	$ 1,784,317
Accrued expenses	460,899	464,417
Revolving credit facility (Note 9)	1,778,840	973,338
Current portion of long-term debt (Note 10)	80,000	80,000
Current portion of capital lease obligations (Note 12)	69,069	68,879
Total current liabilities	4,201,055	3,370,951
Long-term debt, less current portion (Note 10)	1,970,000	2,050,000
Capital lease obligations, less current portion (Note 12)	75,402	143,835
	6,246,457	5,564,786
Minority interest (Note 13)	31,690	-
Commitments and contingencies (Notes 12 and 16)		
STOCKHOLDERS' EQUITY		
Common stock: (Note 14) $ .01 par value, authorized 20,000,000 shares, issued 13,004,473 shares	130,045	130,045
Paid-in capital	10,365,272	10,365,272
Accumulated deficit	(6,239,615)	(5,693,617)
Treasury stock at cost - 210,700 shares of common	(205,097)	(205,097)
Accumulated comprehensive gain (loss) - foreign currency translation	62,457	(103,270)
Total stockholders' equity	4,113,062	4,493,333
Total liabilities and stockholders' equity	$ 10,391,209	$ 10,058,119

See accompanying notes.

Technology Flavors & Fragrances, Inc.
Consolidated Statements of Operations

	For the years ended December 31,	
	2003	2002
Net sales	$15,587,285	$16,766,678
Cost of sales	9,361,006	9,743,276
Gross profit	6,226,279	7,023,402
Operating expenses:		
Selling	2,936,161	2,763,407
General and administrative	1,798,669	1,752,831
Research and development	1,628,124	1,480,742
Amortization	195,363	194,999
Total operating expenses	6,558,317	6,191,979
(Loss) income from operations	(332,038)	831,423
Interest expense, net	(187,434)	(180,971)
(Loss) income before taxes and minority interest	(519,472)	650,452
Tax benefit (Note 11)	5,164	15,540
(Loss) income before minority interest	(514,308)	665,992
Minority interest	(31,690)	-
Net (loss) income	$ (545,998)	$ 665,992
Net (loss) income per common share - basic and diluted	$ (.04)	$ .05
Weighted average common shares outstanding:		
Basic	12,793,773	12,968,811
Diluted	12,793,773	13,103,609

See accompanying notes.

Technology Flavors & Fragrances, Inc.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2003 and 2002

	Common Stock		Paid-In	Accumulated	Treasury	Accumulated Comprehensive		Comprehensive Income
	Shares	Amount	Capital	Deficit	Stock	Gain (Loss)	Total	(Loss)
Balance at December 31, 2001	13,004,473	$ 130,045	$10,357,772	($6,359,609)	$ -	($73,039)	$4,055,169	
Repurchase of Company's common stock					(205,097)		(205,097)	
Options issued for consulting services			7,500				7,500	
Foreign currency translation loss						(30,231)	(30,231)	$(30,231)
Net income				665,992			665,992	665,992
Balance at December 31, 2002	13,004,473	130,045	10,365,272	($5,693,617)	(205,097)	(103,270)	4,493,333	$635,761
Foreign currency translation gain						165,727	165,727	$165,727
Net loss				(545,998)			(545,998)	(545,998)
Balance at December 31, 2003	13,004,473	$130,045	$10,365,272	($6,239,615)	($205,097)	$62,457	$4,113,062	($380,271)

See accompanying notes.

Technology Flavors & Fragrances, Inc.
Consolidated Statements of Cash Flows

	For the years ended December 31, 2003	2002
Cash flows from operating activities:		
Net (loss) income	$ (545,998)	$ 665,992
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	466,020	450,064
Minority interest	31,690	-
Provision for bad debts	(20,000)	103,412
Deferred rent	-	(65,487)
Stock option grant for consulting services	-	7,500
Changes in assets and liabilities:		
Accounts receivable	(129,521)	(44,928)
Inventories	(390,561)	(429,958)
Prepaid expenses and other current assets	75,487	(58,838)
Other assets	(242,704)	(332,685)
Accounts payable	27,930	(161,768)
Accrued expenses	(3,518)	(38,046)
Net cash (used in) provided by operating activities	(731,175)	95,258
Cash flows from investing activities:		
Purchase of fixed assets	(290,226)	(1,781,367)
Restricted cash	179,877	(187,074)
Notes receivable	24,473	26,115
Net cash used in investing activities	(85,876)	(1,942,326)
Cash flows from financing activities:		
Proceeds from issuance of long-term debt	-	2,200,000
Repayment of long-term debt	(80,000)	(70,000)
Proceeds from revolving credit facility	15,740,000	16,590,000
Repayment of revolving credit facility	(14,934,498)	(16,731,861)
Repurchase of common stock	-	(205,097)
Payment of capital lease obligations	(68,243)	(66,520)
Net cash provided by financing activities	657,259	1,716,522
Effect of exchange rate changes on cash	165,727	(30,231)
Increase (decrease) in cash	5,935	(160,777)
Cash-beginning of period	99,233	260,010
Cash-end of year	$ 105,168	$ 99,233
Supplemental information:		
Cash paid during the year for interest	$ 204,000	$ 187,000
Cash received during the year for income tax refunds	$ (1,000)	$ (80,000)

Supplemental disclosures of non-cash investing and financing activities: equipment acquired under capital lease obligations amounted to $10,991 in 2002 and none in 2003.

See accompanying notes.

1. Description of Business

Technology Flavors & Fragrances, Inc. (the "Company", "us", "we" or "our") is a manufacturer of flavor and fragrance products used to provide or enhance flavors or fragrances in a wide variety of consumer and industrial products.

2. Summary of Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, our wholly-owned subsidiaries and our joint venture entity. All significant intercompany balances and transactions have been eliminated in consolidation.

Inventories

Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market. The cost of raw materials is determined using the specific identification method.

Shipping and Handling Costs

Shipping and handling costs that are incurred are included in cost of sales, and shipping and handling costs that are billed to customers are recorded in sales.

Fixed Assets

Fixed assets, including assets acquired under capital leases, are recorded at cost and depreciated over their estimated useful lives ranging from 5 to 30 years, using the straight-line method. Maintenance and repairs are charged to expense as incurred and renewals and improvements, which extend the life of the assets, are capitalized.

Long-Lived Assets

Amortization of intangible assets is provided using the straight-line method over the estimated useful lives of the assets of seven years. The carrying values of intangible and other long-lived assets are periodically reviewed to determine if any impairment indicators are present. If it is determined that such indicators are present and the review indicates that the assets will not be fully recoverable, based on undiscounted estimated cash flows over the remaining amortization and depreciation period, their carrying values are reduced to estimated fair value. Impairment indicators include, among other conditions, cash flow deficits, an historic or anticipated decline in revenue or operating profit, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset and a material decrease in the fair value of some or all of the assets. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. No such impairment existed at December 31, 2003.

Research and Development Costs

Research and development costs are expensed as incurred.

Income Taxes

We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount currently estimated to be realized.

2. Summary of Significant Accounting Policies (Continued)

Foreign Currency Translation

The financial position and results of operations of our subsidiaries are measured using local currency as the functional currency. Balance sheet accounts are translated at the exchange rate in effect at the end of the year, and income statement accounts are translated at the average rate of exchange prevailing during the year.

Earnings Per Share

Basic net (loss) income per share for years 2003 and 2002 was calculated using the weighted average number of shares of common stock outstanding during the year. Diluted net (loss) income per share for 2003 and 2002 was calculated using the weighted average common and common stock equivalents that were outstanding during the year. The effect of common stock equivalents for 2003 (30,563 shares) was anti-dilutive and for 2002 (134,798 shares) was not material and, thus, diluted net (loss) income per share for 2003 and 2002 is the same as basic earnings per share.

Revenue Recognition

We recognize revenue when inventory is shipped and title legally transfers to the purchaser.

Advertising Costs

We expense advertising costs as incurred. Advertising costs were approximately $68,000 in 2003 and $41,000 in 2002.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and cash equivalents, notes receivable and long-term debt are reflected in the accompanying consolidated balance sheets at amounts considered by management to reasonably approximate fair value. We estimate the fair value of our fixed rate note receivable and long-term debt by using a discounted cash flow analysis. The net book value of these accounts approximate their fair value as of December 31, 2003.

Stock-based Compensation Plans

We account for our stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees."* Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. We make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), *"Accounting for Stock-Based Compensation"* and SFAS No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure."* We have never granted options below market price on the date of grant. Refer to Note 14, Stock Based Compensation Plans for pro forma information used for the development of the data in the table that follows.

	December 31, 2003	December 31, 2002
Net (loss) income, as reported	$(545,998)	$665,992
Deduct: Total stock-based employee compensation expense determined under fair value method used	(177,057)	(171,889)
Net (loss) income, pro forma	$(723,055)	$494,103
Net (loss) income per share:		
Basic and diluted, as reported	$(.04)	$.05
Basic and diluted, pro forma	$(.06)	$.04

Recent Accounting Pronouncements

In December 2003, the SEC published Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104"). SAB 104 was effective upon issuance and supersedes SAB No. 101, *Revenue Recognition in Financial Statements* ("SAB 101") and rescinds the accounting guidance contained in SAB 101 related to multiple-element revenue arrangements that was superseded by Emerging Issues Task Force ("EITF") Issue No. 00-21 ("EITF 00-21"), *Accounting for Revenue Arrangements with Multiple Deliverables.* Additionally, SAB 104 rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 have remained largely unchanged. The adoption of SAB 104 did not have a material effect on our financial statements.

In May 2003, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* ("EITF 00-21"). EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities; specifically, how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on our financial statements.

3. Cash Held in Escrow

In connection with the purchase of our operating facility in January 2002 as described in Note 10, we entered into a financing arrangement with the Town of Babylon Industrial Development Agency, a portion of which was allocated for the future procurements of building improvements and capital equipment. As of December 31, 2003, there remained a balance of $7,197 of escrowed funds for this purpose which is expected to be fully utilized during 2004.

4. Receivables

	December 31, 2003	December 31, 2002
Trade	$3,167,302	$3,036,888
Alcohol drawbacks	77,589	84,519
Other	6,813	776
	3,251,704	3,122,183
Allowance for doubtful accounts	(130,000)	(150,000)
	$3,121,704	$2,972,183

Included within trade receivables at December 31, 2003 and 2002 is an amount due from a party related to our executive and principal stockholder in the amount of approximately $146,000 and $101,000, respectively.

5. Inventories

	December 31, 2003	December 31, 2002
Raw materials	$2,380,744	$1,946,271
Finished goods	1,418,790	1,462,702
	$3,799,534	$3,408,973

6. Fixed Assets

	Useful Lives in Years	December 31, 2003	December 31, 2002
Land	—	$ 340,000	$ 340,000
Building	30	1,170,400	1,170,400
Machinery and equipment	3-10	1,704,234	1,497,841
Building improvements (*)	30	992,278	919,373
Furniture and fixtures	3-10	714,276	703,348
		4,921,188	4,630,962
Less: accumulated depreciation and amortization		(2,685,472)	(2,414,814)
		$2,235,716	$2,216,148

(*) Building improvements, prior to the purchase of our facility in January 2002 as described in Note 10, were being depreciated over the shorter of the lease term or the estimated useful life of the assets.

Depreciation and amortization expense relating to fixed assets for the years ended December 31, 2003 and 2002 was approximately $271,000 and $255,000, respectively.

7. Intangible Assets

	Weighted average amortization period in years	December 31, 2003		December 31, 2002	
		Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Formulations	7	$1,048,979	$786,734	$1,048,979	$636,881
Customer lists	7	86,105	64,579	86,105	52,278
		$1,135,084	$851,313	$1,135,084	$689,159

Amortization expense relating to intangible assets for the years ended December 31, 2003 and 2002 was approximately $162,000 for both years. Amortization expense will approximate $162,000 for year 2004 and $122,000 for year 2005. Intangible assets will be fully amortized by December 31, 2005.

8. Related Party Transactions

In 2003 and 2002, we sold flavor products to The Hain Celestial Group, Inc. ("Hain") and/or their designated co-packer. Irwin D. Simon, a director of our company, is the Chairman, President and Chief Executive Officer of Hain. Our sales to Hain totaled approximately $1,003,000 in 2003 and $982,000 for 2002. We believe such sales were made on arms-length terms and conditions and at competitive prices.

Notes receivable from related parties consist of amounts owed by two executives and principal stockholders and are secured by shares of our common stock owned by them. The notes bore interest at a bank's prime rate through December 31, 2000 (non-interest bearing thereafter) and are due in annual installments through April 1, 2004.

9. Revolving Credit Facility

On April 25, 2002, we entered into a five-year term Loan and Security Agreement with a lender which replaced the revolving credit facility entered into in June 1999. We call this new revolving credit facility the 2002 Credit Facility. The maximum line of credit under the 2002 Credit Facility was initially set at $3,000,000 but may be increased at our option to $4,000,000 at any time during the period January 1, 2003 through June 30, 2004.

Outstanding borrowings under the 2002 Credit Facility bear interest at a rate equal to a prime lending rate plus one-quarter of a percentage point (4.25% at December 31, 2003). Borrowings under the 2002 Credit Facility are subject to certain eligibility requirements relating to our receivables and inventories. Outstanding borrowings are secured by substantially all of our assets, including our product formulations. We must comply with certain financial and other covenants contained in the Loan and Security Agreement which was amended in October 2003, including maintaining tangible net worth of at least $3,200,000, not exceeding a cash loss of $200,000 in 2003 and achieving annual cash flow, as defined, of at least $1.00 for each year thereafter, and incurring expenditures for capital assets of not more than $500,000 for each year, excluding capital expenditures made from proceeds received from our IDA Bond financing described in Note 10. Our subsidiaries have guaranteed our obligations under the 2002 Credit Facility. Borrowings under the 2002 Credit Facility at December 31, 2003 were approximately $1,779,000 and $1,221,000 was available for additional borrowings in accordance with the terms of the 2002 Credit Facility.

10. Long-term Debt

In January 2002, we purchased the facility (which we had previously leased) for $1,500,000, transferred it to the Town of Babylon Industrial Development Agency, and then leased the facility from such agency for a term which expires on December 1, 2021. Upon expiration of the lease term, we are entitled to repurchase the facility for a nominal sum. The purchase was financed through the issuance of Town of Babylon Industrial Development Agency Variable Rate Revenue Bonds ("IDA Bonds"). The principal amount of the IDA Bonds, $2,200,000, was used to finance the purchase of the building plus closing costs and future expenditures for building improvements and capital equipment. The financing is structured as a monthly variable rate demand revenue bond secured by a letter of credit with Wells Fargo Bank. The interest rate for the month of December 2003 was 3.0% per annum including the letter of credit fee. In December 2003 and December 2002, we made scheduled annual installment payments of $80,000 and $70,000, respectively.

Future minimum commitments of the IDA Bonds are as follows:

2004	$ 80,000
2005	85,000
2006	85,000
2007	90,000
2008	95,000
Thereafter	1,615,000
Total	$2,050,000

11. Income Taxes

The income tax benefits for years 2003 and 2002 principally represents tax refunds received from the prior years partially offset by current state franchise taxes and Federal alternative minimum tax.

(Loss) income before taxes includes income from foreign operations of approximately $187,000 and $73,000 for the years ended December 31, 2003 and 2002, respectively.

A reconciliation of the income tax provision at the statutory rate to income tax (benefit) expense at the annualized effective tax rate for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Computed tax (benefit) provision at Federal statutory rate	$(176,620)	$221,153
State and local income tax provision net of Federal tax benefit	—	3,763
Non-deductible officers' life insurance premiums and travel and entertainment expenses	10,642	12,579
	(165,978)	237,495
Valuation allowance	160,814	(253,035)
Benefit for income taxes	$ (5,164)	$ (15,540)

The components of deferred taxes as of December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets:		
Inventory reserves	$164,540	$156,940
Accounts receivable	49,400	57,000
Capitalized inventory costs	64,334	51,607
Depreciation	88,694	88,508
Intangibles	342,051	490,803
Net operating loss carryforward - U.S	983,166	686,408
Net operating loss carryforward - Foreign	181,677	256,398
Tax credits	611,787	540,154
Other	16,677	13,694
	2,502,326	2,341,512
Valuation allowance	(2,502,326)	(2,341,512)
Net deferred tax asset	$ -	$ -

We have net operating loss carryforwards relating to U.S. operations of approximately $2,590,000 which expire at various dates from 2012 through 2023. We have net operating loss carryforwards relating to foreign operations of approximately $443,000 which expire at various dates from 2004 through 2006. We have foreign tax credits of approximately $612,000 which expire at various dates from 2008 through 2022.

12. Commitments

Lease Obligations

Future minimum commitments under noncancelable operating and capital leases are as follows:

	Operating leases	Capital leases
2004	$114,464	$79,243
2005	56,380	56,520
2006	36,675	24,617
2007	21,748	—
2008	11,578	—
Thereafter	1,370	—
Total minimum lease payments	$242,215	160,380
Amounts representing interest		(15,909)
Present value of net minimum lease payments (including current portion of $69,069)		$144,471

Rental expense for the years ended December 31, 2003 and 2002 was $184,000 and $94,000, respectively.

Employment Contracts

We are obligated under employment contracts providing for annual compensation expiring on various dates through April 2007. Certain other contracts call for us to pay additional compensation based on sales volumes. Future fixed compensation under these contracts, not including commissions based upon sales volume, as of December 31, 2003, amounted to $1,263,000 in each of years 2004 and 2005, $103,000 in 2006 and $26,000 in 2007.

13. Minority Interest

In August 2003, we formed a new corporate entity in South America in which we own a 51% equity interest while minority shareholders own 49%. For 2003, this entity had net sales of $190,870 and a net profit of $63,380 which are reflected in our consolidated Statement of Operations. In accordance with that entity's operating agreement, 50% of the net profit, $31,690, has been recorded as minority interest.

14. Stockholders' Equity

Stock Option Plans

We granted stock options under three separate plans: the 1999 Stock Option Plan, the 1996 Stock Option Plan and the 1993 Stock Option Plan.

Under the 1999, 1996 and 1993 Option Plans, our employees (including officers and directors who are employees) and the employees of our subsidiaries are eligible for the grant of incentive options to purchase up to a maximum of 1,000,000, 1,000,000 and 500,000 shares, respectively, which vest immediately or ratably over periods ranging from one to five years. Options may also be granted to other persons, provided that such options are non-qualified options. In the case of an incentive option, the exercise price cannot be less than the fair market value of the shares on the date the option is granted, and if an optionee is a shareholder who beneficially owns 10% or more of our outstanding Common Stock, the exercise price of the incentive options cannot be less than 110% of such fair market value. The exercise price of non-qualified options shall not be less than the fair market value of our Common Stock at the date of grant and shall be determined by our Board of Directors or the Committee appointed by the Board of Directors. In 1999, our Board of Directors terminated the 1993 Option Plan and no further option grants may be made under such Plan provided, however, that such termination will not affect options that were granted prior to the date of termination.

The following table summarizes stock option activity for the years ended December 31, 2003 and 2002:

	2003		2002	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	2,269,629	$1.16	2,301,129	$1.16
Granted	—	—	240,000	1.05
Exercised	—	—	—	—
Cancelled	(7,000)	1.38	(271,500)	1.10
Outstanding at end of year	2,262,629	$1.16	2,269,629	$1.16
Exercisable at end of year	1,944,995	$1.19	1,636,562	$1.23
Weighted average fair value of options granted during the year		$ —		$ .79

The following table summarizes information on stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Exercise Price	Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ .58 - .97	837,462	4.8	$ .88	746,696	$ .88
1.00 - 1.37	835,167	5.7	1.18	608,299	1.23
1.44 - 1.69	590,000	5.2	1.53	590,000	1.53
	2,262,629	5.2	$1.16	1,944,995	$1.19

At December 31, 2003, 2,385,917 shares of our Common Stock were reserved for the future issuance of stock under the Plans.

Stock Based Compensation Plans

We continue to follow Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*" ("APB 25") and related interpretations in accounting for our stock-based compensation plans. Under APB 25, because the exercise price of our stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

Pro forma information regarding net income and net income per share is determined as if we had accounted for our stock options granted subsequent to December 31, 1994, using the fair value method estimated at the date of the grant based upon a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.5%; no dividend yield; volatility factor of the expected market price of our Common Stock of 72%; and a weighted-average expected life of the options of 8.3 years at December 31, 2002.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

15. Employee Savings Plan

We have an employee savings and retirement plan covering all non-union employees meeting certain age and length of service requirements, pursuant to Section 401k of the Internal Revenue Code. Participants may contribute a percentage of compensation, but not in excess of the maximum allowable by law.

The Plan provides for a voluntary matching contribution by us which is one half of the amount contributed by the participant up to a maximum of 3% per annum. Matching contributions of 1% per annum amounted to $27,000 and $24,000 for the years ended December 31, 2003 and 2002, respectively. Employees vest in the employer contribution at the rate of 25% per year.

16. Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, are primarily trade accounts receivable. Ongoing credit evaluation of customers' financial condition is performed and generally no collateral is required. Credit losses have typically been within management's expectations.

For the years ended December 31, 2003 and 2002, no one customer accounted for more than 10% of our net sales. At December 31, 2003 and 2002, five customers accounted for approximately 33% and 47% of the accounts receivable balance, respectively.

For the years ended December 31, 2003 and 2002, export sales were approximately 30% and 29%, respectively, of total sales. Our export sales are made to entities located primarily in Canada (10% in 2003 and 8% in 2002) and in Central and South America (18% in 2003 and 19% in 2002). Receivables from such foreign sales at December 31, 2003 and 2002 were approximately 53% and 59%, respectively, consisting of Canada (15% and 18%, respectively) and Central and South America (36% and 39%, respectively), of total accounts receivable.

Cash and cash equivalent balances are held primarily at one financial institution and may, at times, exceed the amount insurable. We believe we mitigate risk by investing in or through a major financial institution.

17. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. During 2003 and 2002, there were no material items which would be required to be recorded in order for our financial statements to be in accordance with accounting principles generally accepted in Canada.

corporate information

Corporate Headquarters:
10 Edison Street East
Amityville, New York 11701
(631) 842-7600

Stock Exchange Listings:
The common stock of Technology Flavors & Fragrances, Inc. is traded on the American Stock Exchange under the symbol "TFF."

Registrar & Transfer Agents:
American Stock Transfer & Trust Company
New York, New York

Corporate Counsel:
Meyer, Suozzi, English & Klein, P.C.
Long Island, New York

Canada: Goodman and Carr LLP
Toronto, Ontario

Independent Auditors:
BDO Seidman, LLP
Melville, New York

Investor Information:
Requests for a copy of the Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission, or other shareholder inquiries should be directed to:

Technology Flavors & Fragrances, Inc.
Joseph A. Gemmo
Vice President and Chief Financial Officer
800-427-3908
E-mail: gemmo@tffi.com

Or visit our website at:
www.tffi.com

Board of Directors:
Philip Rosner
Chief Executive Officer and
Chairman of the Board

A. Gary Frumberg
Executive Vice President and Director

Sean Deson
Director
Managing Director, Deson & Co.

Werner F. Hiller
Director
Consultant, ConAgra, Inc.

Irwin D. Simon
Director
Chairman, President and
Chief Executive Officer,
The Hain Celestial Group, Inc.

Corporate Officers:
Philip Rosner
Chief Executive Officer and
Chairman of the Board

A. Gary Frumberg
Executive Vice President and Director

Joseph A. Gemmo
Vice President and Chief Financial Officer

Ronald J. Dintemann
Vice President, Operations

Harvey Farber
Senior Vice President, Flavor Division

Designed by Curran & Connors, Inc. / www.curran-connors.com

TFF

TFF—Executive Offices
Technology Flavors & Fragrances, Inc.
10 Edison Street East
Amityville, NY 11701
Phone: 631-842-7600
Fax: 631-842-8332/1785

TFF—Fragrance R&D
134 Clinton Road
Fairfield, NJ 07004
Tel: 973-244-0008

TFF—California
9111 S. La Cienega Blvd.
Inglewood, CA 90301
Phone: 310-410-0116
Fax: 310-670-9207

TFF—Canada
1550 Enterprise Road
Mississauga, Ontario L4W 4P4
Phone: 905-565-1833
Fax: 905-565-0440

TFF—Chile
Ave. Chile-España 485-497
Santiago, Chile S.A.
Phone: 562-209-0097
Fax: 562-274-0396

www.tffi.com